Exhibit 99.1

Ellomay Capital Reports Results for the Three and Nine Months Ended September 30, 2019

Tel-Aviv, Israel, December 31, 2019 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported its unaudited financial results for the three and nine months ended September 30, 2019.

Ran Fridrich, CEO and a board member of Ellomay commented: “During the nine month period ended September 30, 2019 the Company operated in accordance with its business plan, while executing an extensive development and investment plan. Project development expenses increased by approximately 32% compared to the same period last year. Equity attributed to shareholders of the Company increased by approximately 26% during the period. The Talasol project (300 MW) in Spain is progressing according to plan and construction of more than 50% was already completed. The project is currently expected to commence commercial operation in Q4 of 2020. In addition, the Company is promoting the development of 550 MW PV in Spain and Italy”.

Financial Highlights

•
Revenues were approximately €15.4 million for the nine months ended September 30, 2019, compared to approximately €13.9 million for the nine months ended September 30, 2018. The increase in revenues is mainly a result of the commencement of operations of the Company’s waste-to-energy project in Oude Tonge, the Netherlands, in June 2018 and relatively higher levels of radiation in Italy during 2019 compared to 2018.

•
Operating expenses were approximately €5 million for the nine months ended September 30, 2019, compared to approximately €4.6 million for the nine months ended September 30, 2018. The increase in operating expenses is mainly attributable to additional operating expenses resulting from the commencement of operations at the Company’s waste-to-energy project in Oude Tonge, the Netherlands. Depreciation expenses were approximately €4.7 million for the nine months ended September 30, 2019, compared to approximately €4.4 million for the nine months ended September 30, 2018.

•
Project development costs were approximately €3.5 million for the nine months ended September 30, 2019, compared to approximately €2.6 million for the nine months ended September 30, 2018. The increase in project development costs is mainly attributable to consultancy expenses in connection with the project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

•	General and administrative expenses were approximately €2.9 million for the nine months ended September 30, 2019, compared to approximately €2.8 million for the nine months ended September 30, 2018.

•
Company’s share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €2.4 million for the nine months ended September 30, 2019, compared to approximately €2.2 million in the nine months ended September 30, 2018.

•
Financing expenses, net was approximately €4.6 million for the nine months ended September 30, 2019, compared to approximately €1.8 million for the nine months ended September 30, 2018. The increase in financing expenses was mainly due to expenses in connection with exchange rate differences amounting to approximately €2.1 million in the nine months ended September 30, 2019, mainly in connection with the Company’s NIS denominated Debentures, the loan to an equity accounted investee and cash and cash equivalents, caused by the 11.3% devaluation of the euro against the NIS during this period, compared to income in connection with exchange rate differences amounting to approximately €0.5 million in the nine months ended September 30, 2018, caused by the 1.5% revaluation of the euro against the NIS during this period.

•
Taxes on income was approximately €0.9 million for the nine months ended September 30, 2019, compared to taxes on income of approximately €0.1 million for the nine months ended September 30, 2018. The lower taxes on income for the nine months ended September 30, 2018 resulted mainly from deferred tax income included in connection with the application of a tax incentive in the Netherlands claimable upon filing the relevant tax return by reducing the amount of taxable profit.

•	Net loss was approximately €3.8 million for the nine months ended September 30, 2019, compared to approximately €0.1 million for the nine months ended September 30, 2018.

•
Total other comprehensive income was approximately €13.8 million for the nine months ended September 30, 2019, compared to a loss of approximately €0.8 million for the nine months ended September 30, 2018. The change was mainly due to changes in fair value of cash flow hedges and from foreign currency translation differences on New Israeli Shekel denominated operations, as a result of fluctuations in the euro/NIS exchange rates.

•	Total comprehensive income was approximately €10 million for the nine months ended September 30, 2019, compared to a loss of approximately €0.9 million for the nine months ended September 30, 2018.

•	EBITDA was approximately €6.4 million for the nine months ended September 30, 2019, compared to approximately €6.2 million for the nine months ended September 30, 2018.

•	Net cash from operating activities was approximately €4.3 million for the nine months ended September 30, 2019, compared to approximately €4.6 million for the nine months ended September 30, 2018.

•
On July 17, 2019, the Company issued 800,000 ordinary shares to several Israeli classified investors in a private placement. The price per share in the Private Placement was set at NIS 39.20 (approximately $11) and the gross proceeds to the Company were approximately NIS 31.3 million (approximately €7.8 million).

•
On July 25, 2019, the Company issued NIS 89,065,000 (approximately €22.7 million) Series C Debentures in a public offering in Israel at a fixed annual interest rate of 3.3%. The net proceeds of the offering, net of related expenses such as consultancy fee and commissions were approximately NIS 87.8 million (approximately €22.3 million).

•
During July 2019, the Company completed the purchase of 49% of the companies that own the anaerobic digestion plans in Goor and Oude-Tonge, both in the Netherlands from Ludan and several entities affiliated with Ludan for an acquisition price of approximately €3 million.

•
On December 16, 2019, the Company announced its intention to redeem the entire outstanding principal of the Company’s Series A Debentures. The redemption is scheduled for January 5, 2020. Pursuant to the terms of the deed of trust governing the Series A Debentures, the early redemption amount will be the sum of approximately NIS 80.1 million (approximately €20.7 million) in principal, the sum of approximately NIS 0.05 million (approximately €0.01 million) in accrued interest and a prepayment charge of approximately NIS 5.7 million (approximately €1.5 million), amounting to an aggregate redemption amount of approximately NIS 85.9 million (approximately €22.2 million, based on the exchange rate as of December 30, 2019).

•
On December 23, 2019, the Company reported the sale of ten Italian indirect wholly-owned subsidiaries (the “Italian Subsidiaries”), which own twelve photovoltaic plants with an aggregate nominal capacity of approximately 22.6 MW. The agreed purchase price was €41 million for the cutoff date of December 31, 2018 and adjusted in connection with funds received by the Company from the Italian Subsidiaries during 2019 (approximately €2.3 million), resulting in a cash purchase price of approximately €38.7 million. Based on the information currently available, the Company estimates that it will record a profit of approximately €19 million in connection with the sale of the Italian Subsidiaries in its financial results for the fourth quarter of 2019. The profit currently expected to be recorded is an unaudited and unreviewed estimate and the actual results may be different from this estimation. The financial results of the Company included in this release do not reflect the sale of the Italian Subsidiaries and therefore are not indicative of future results of the Company.

•
As of December 1, 2019, the Company held approximately €59.1 million in cash and cash equivalents, approximately €6.5 million in Short-term deposits, approximately €2.3 million in marketable securities and approximately €11.2 million in restricted short-term and long-term cash and marketable securities.

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. A reconciliation between results on an IFRS and non-IFRS basis is provided in the last table of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which is involved in a project to construct a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
100% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including weather conditions, regulatory changes, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas), changes in demand and technical and other disruptions in the operations or construction of the power plants owned by the Company. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Financial Position

	December 31,	September 30,	September 30,
	2018	2019	2019
	Audited	Unaudited	Unaudited
	€ in thousands		Convenience Translation into US$ in thousands
Assets
Current assets
Cash and cash equivalents	36,882	70,808	77,376
Marketable securities	2,132	2,303	2,517
Short term deposits	-	6,570	7,179
Restricted cash and marketable securities	4,653	15	16
Receivable from concession project	1,292	1,498	1,637
Financial assets	1,282	1,445	1,579
Trade and other receivables	12,623	10,239	11,189
	58,864	92,878	101,493
Non-current assets
Investment in equity accounted investee	27,746	33,391	36,488
Advances on account of investments	798	900	983
Receivable from concession project	25,710	27,891	30,478
Fixed assets	87,220	138,574	151,429
Right-of-use asset	-	4,165	4,551
Intangible asset	4,882	5,231	5,716
Restricted cash and deposits	2,062	11,226	12,267
Deferred tax	2,423	2,477	2,707
Long term receivables	1,455	1,674	1,829
Derivatives	-	23,966	26,189
	152,296	249,495	272,637
Total assets	211,160	342,373	374,130

Liabilities and Equity
Current liabilities
Current maturities of long term loans	5,864	7,051	7,705
Debentures	8,758	9,963	10,887
Trade payables	2,126	2,540	2,773
Other payables	3,103	4,610	5,038
	19,851	24,164	26,403
Non-current liabilities
Lease liability	-	3,987	4,357
Long-term loans	60,228	118,262	129,232
Debentures	42,585	66,495	72,663
Deferred tax	6,219	10,471	11,442
Other long-term liabilities	228	27	30
Derivatives	5,092	12,437	13,591
	114,352	211,679	231,315
Total liabilities	134,203	235,843	257,718

Equity
Share capital	19,980	21,998	24,039
Share premium	58,344	64,155	70,106
Treasury shares	(1,736)	(1,736)	(1,897)
Transaction reserve with non-controlling Interests	-	6,106	6,672
Reserves	1,169	9,569	10,457
Retained earnings (accumulated deficit)	758	(865)	(945)
Total equity attributed to shareholders of the Company	78,515	99,227	108,432
Non-Controlling Interest	(1,558)	7,303	7,980
Total equity	76,957	106,530	116,412
Total liabilities and equity	211,160	342,373	374,130

* Convenience translation into US$ (exchange rate as at September 30, 2019: euro 1 = US$ 1.093)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (in thousands, except per share data)

	For the year ended December 31,	For the three months ended September 30,		For the nine months ended September 30		For the nine months ended September 30,
	2018	2018	2019	2018	2019	2019
	Audited	Unaudited		Unaudited		Unaudited
	€ in thousands	€ in thousands		€ in thousands		Convenience Translation into US$*
Revenues	18,117	5,720	5,132	13,871	15,435	16,867
Operating expenses	(6,342)	(1,963)	(1,594)	(4,573)	(5,049)	(5,517)
Depreciation expenses	(5,816)	(1,597)	(1,671)	(4,364)	(4,714)	(5,151)
Gross profit	5,959	2,160	1,867	4,934	5,672	6,199

Project development costs	(2,878)	(851)	(757)	(2,622)	(3,471)	(3,793)
General and administrative expenses	(3,600)	(785)	(979)	(2,762)	(2,858)	(3,123)
Share of profits of equity accounted investee	2,545	1,713	2,351	2,214	2,382	2,603
Other income, net	884	-	-	73	-	-
Operating profit	2,910	2,237	2,482	1,837	1,725	1,886

Financing income	2,936	518	572	1,857	1,442	1,576
Financing income (expenses) in connection with derivatives and other assets, net	494	31	535	316	995	1,087
Financing expenses	(5,521)	(1,468)	(2,592)	(4,008)	(7,049)	(7,703)
Financing expenses, net	(2,091)	(919)	(1,485)	(1,835)	(4,612)	(5,040)

Profit (loss) before taxes on income	819	1,318	997	2	(2,887)	(3,154)

Taxes on income	(215)	(302)	(399)	(120)	(913)	(998)

Profit (loss) for the period	604	1,016	598	(118)	(3,800)	(4,152)
Profit (loss) attributable to:
Owners of the Company	1,057	1,282	1,128	384	(1,623)	(1,773)
Non-controlling interests	(453)	(266)	(530)	(502)	(2,177)	(2,379)
Profit (loss) for the period	604	1,016	598	(118)	(3,800)	(4,152)
Other comprehensive income (loss) items that after
initial recognition in comprehensive income (loss)
were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	(787)	270	8,129	(529)	9,111	9,956

Effective portion of change in fair value of cash flow hedges	(1,008)	192	7,345	(532)	6,977	7,624
Net change in fair value of cash flow hedges transferred to profit or loss	643	(183)	(1,174)	295	(2,278)	(2,489)
Total other comprehensive income (loss)	(1,152)	279	14,300	(766)	13,810	15,091
Total comprehensive income (loss) for the period	(548)	1,295	14,898	(884)	10,010	10,939

Basic net income (loss) per share	0.10	0.12	0.10	0.04	(0.14)	(0.16)
Diluted net income (loss) per share	0.10	0.12	0.10	0.04	(0.14)	(0.16)

* Convenience translation into US$ (exchange rate as at September 30, 2019: euro 1 = US$ 1.093)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Changes in Equity (in thousands)

									Non-
									controlling	Total
	Attributable to shareholders of the Company								Interests	Equity
			Retained earnings (accumulated deficit)		Translation reserve from foreign operations		Transaction reserve with non-controlling Interests

	Share capital	Share Premium		Treasury shares		Hedging Reserve
								Total
		€ in thousands
For the nine months ended September 30, 2019:
Balance as at January 1, 2019	19,980	58,344	758	(1,736)	1,396	(227)	-	78,515	(1,558)	76,957
Loss for the period	-	-	(1,623)	-	-	-	-	(1,623)	(2,177)	(3,800)
Other comprehensive loss for the period	-	-	-	-	3,701	4,699	-	8,400	5,410	13,810
Total comprehensive loss for the period	-	-	(1,623)	-	3,701	4,699	-	6,777	3,233	10,010

Transactions with owners of the
Company, recognized directly in equity:
Sale of shares in subsidiaries to
non-controlling interests	-	-	-	-	-	-	5,439	5,439	5,374	10,813
Buy of shares in subsidiaries from
non-controlling interests	-	-	-	-	-	-	667	667	254	921
Issuance of ordinary shares	2,010	5,797	-	-	-	-	-	7,807	-	7,807
Options exercise	8	11	-	-	-	-	-	19	-	19
Share-based payments	-	3	-	-	-	-	-	3	-	3

Balance as at September 30, 2019	21,998	64,155	(865)	(1,736)	5,097	4,472	6,106	99,227	7,303	106,530

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

									Non-
									controlling	Total
	Attributable to shareholders of the Company								Interests	Equity
			Retained earnings (accumulated deficit)		Translation reserve from Foreign operations		Transaction reserve with non-controlling Interests

	Share capital	Share Premium		Treasury Shares		Hedging Reserve		Total

		US$ in thousands*
For the nine months ended September 30, 2019:
Balance as at January 1, 2019	21,834	63,756	828	(1,897)	1,526	(248)	-	85,799	(1,704)	84,095
Loss for the period	-	-	(1,773)	-	-	-	-	(1,773)	(2,379)	(4,152)
Other comprehensive loss for the period	-	-	-	-	4,044	5,135	-	9,179	5,912	15,091
Total comprehensive loss for the period	-	-	(1,773)	-	4,044	5,135	-	7,406	3,533	10,939

Transactions with owners of the
Company, recognized directly in equity:
Sale of shares in subsidiaries to
non-controlling interests	-	-	-	-	-	-	5,943	5,943	5,873	11,816
Buy of shares in subsidiaries from
non-controlling interests	-	-	-	-	-	-	729	729	278	1,007
Issuance of ordinary shares	2,196	6,335	-	-	-	-	-	8,531	-	8,531
Options exercise	9	12	-	-	-	-	-	21	-	21
Share-based payments	-	3	-	-	-	-	-	3	-	3

Balance as at September 30, 2019	24,039	70,106	(945)	(1,897)	5,570	4,887	6,672	108,432	7,980	116,412

* Convenience translation into US$ (exchange rate as at September 30, 2019: euro 1 = US$ 1.093)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

									Non-
									controlling	Total
	Attributable to shareholders of the Company								Interests	Equity
			Retained earnings (accumulated deficit)		Translation reserve from foreign operations		Transaction reserve with non-controlling Interests

	Share capital	Share Premium		Treasury		Hedging Reserve		Total
				shares
		€ in thousands
For the three months ended September 30, 2019:
Balance as at June 30, 2019	19,988	58,358	(1,993)	(1,736)	2,855	(1,699)	5,614	81,387	1,217	82,604
Loss for the period	-	-	1,128	-	-	-	-	1,128	(530)	598
Other comprehensive loss for the period	-	-	-	-	2,242	6,171	-	8,413	5,887	14,300
Total comprehensive loss for the period	-	-	1,128	-	2,242	6,171	-	9,541	5,357	14,898

Transactions with owners of the
Company, recognized directly in equity:
Sale of shares in subsidiaries to
non-controlling interests	-	-	-	-	-	-	(175)	(175)	475	300
Buy of shares in subsidiaries from
non-controlling interests	-	-	-	-	-	-	667	667	254	921
Issuance of ordinary shares	2,010	5,797	-	-	-	-	-	7,807	-	7,807
Options exercise	-	-	-	-	-	-	-	-	-	-
Share-based payments	-	-	-	-	-	-	-	-	-	-

Balance as at September 30, 2019	21,998	64,155	(865)	(1,736)	5,097	4,472	6,106	99,227	7,303	106,530

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

								Non-
								controlling	Total
		Attributable to shareholders of the Company						Interests	Equity
			Retained earnings (accumulated deficit)		Translation reserve from foreign operations
						Hedging Reserve
	Share capital	Share Premium		Treasury shares			Total

	€ in thousands

For the nine months ended September 30, 2018:
Balance as at January 1, 2018	19,980	58,339	(299)	(1,736)	2,219	138	78,641	(1,141)	77,500
Loss for the period	-	-	384	-	-	-	384	(502)	(118)
Other comprehensive loss for the period	-	-	-	-	(540)	(237)	(777)	11	(766)
Total comprehensive loss for the period	-	-	384	-	(540)	(237)	(393)	(491)	(884)

Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	3	-	-	-	-	3	-	3

Balance as at September 30, 2018	19,980	58,342	85	(1,736)	1,679	(99)	78,251	(1,632)	76,619

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

								Non-
								controlling	Total
		Attributable to shareholders of the Company						Interests	Equity
			Retained		Translation
			earnings		reserve from
	Share	Share	(accumulated	Treasury	foreign	Hedging
	capital	Premium	deficit)	shares	operations	Reserve	Total
	€ in thousands

For the three months ended September 30, 2018:
Balance as at June 30, 2018	19,980	58,341	(1,197)	(1,736)	1,397	(108)	76,677	(1,354)	75,323
Loss for the period	-	-	1,282	-	-	-	1,282	(266)	1,016
Other comprehensive loss for the period	-	-	-	-	282	9	291	(12)	279
Total comprehensive loss for the period	-	-	1,282	-	282	9	1,573	(278)	1,295

Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	1	-	-	-	-	1	-	1

Balance as at September 30, 2018	19,980	58,342	85	(1,736)	1,679	(99)	78,251	(1,632)	76,619

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

								Non-
								controlling	Total
		Attributable to shareholders of the Company						Interests	Equity
			Retained		Translation
			earnings		reserve from
	Share	Share	(accumulated	Treasury	foreign	Hedging
	capital	premium	deficit)	shares	operations	Reserve	Total
	€ in thousands

For the year ended December 31, 2018:

Balance as at January 1, 2018	19,980	58,339	(299)	(1,736)	2,219	138	78,641	(1,141)	77,500
Profit for the year	-	-	1,057	-	-	-	1,057	(453)	604
Other comprehensive income (loss) for the year	-	-	-	-	(823)	(365)	(1,188)	36	(1,152)
Total comprehensive income (loss) for the year	-	-	1,057	-	(823)	(365)	(131)	(417)	(548)

Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	5	-	-	-	-	5	-	5

Balance as at December 31, 2018	19,980	58,344	758	(1,736)	1,396	(227)	78,515	(1,558)	76,957

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flow (in thousands)

	For the year ended December 31,	For the three months ended September 30,		For the nine months ended September 30,		For the nine months ended September 30, 2019
	2018	2018	2019	2018	2019	2019
	Audited	Unaudited		Unaudited		Unaudited
	€ in thousands					Convenience Translation into US$*
Cash flows from operating activities
Profit (loss) for the period	604	1,016	598	(118)	(3,800)	(4,152)
Adjustments for:
Financing expenses, net	2,091	919	1,485	1,835	4,612	5,040
Depreciation	5,816	1,597	1,671	4,364	4,714	5,151
Share-based payment transactions	5	1	-	3	3	3
Share of profits of equity accounted investees	(2,545)	(1,713)	(2,351)	(2,214)	(2,382)	(2,603)
Payment of interest on loan from an equity accounted investee	3,036	-	-	1,176	370	404
Change in trade receivables and other receivables	(17)	(356)	842	(200)	(902)	(986)
Change in other assets	37	(355)	(762)	(220)	(1,470)	(1,606)
Change in receivables from concessions project	1,431	454	483	1,076	1,129	1,234
Change in accrued severance pay, net	15	(2)	-	15	8	9
Change in trade payables	633	(37)	(651)	291	414	452
Change in other payables	(1,565)	271	1,636	(39)	2,690	2,939
Taxes on income	215	302	399	120	913	998
Income taxes paid	(77)	(28)	(19)	(44)	(19)	(21)
Interest received	1,835	518	446	1,406	1,281	1,400
Interest paid	(4,924)	(206)	(582)	(2,803)	(3,237)	(3,537)
Net cash provided by operating activities	6,590	2,381	3,195	4,648	4,324	4,725

Cash flows from investing activities
Acquisition of fixed assets	(3,708)	(455)	(11,316)	(3,061)	(55,835)	(61,014)
Acquisition of subsidiary, net of cash acquired	(1,000)	-	-	-	(1,000)	(1,093)
Repayment of loan from an equity accounted investee	1,540	-	-	490	-	-
Proceeds from marketable securities	3,316	3,316	-	3,316	-	-
Proceed from settlement of derivatives, net	664	187	-	410	532	581
Proceed (investment) in restricted cash, net	(3,107)	(3,393)	1,356	(1,789)	(3,863)	(4,221)
Investment in short term deposit	-	-	(6,302)	-	(6,302)	(6,887)
Repayment (grant) Loan to others	(3,500)	-	412	-	3,912	4,275
Net cash used in investing activities	(5,795)	(345)	(15,850)	(634)	(62,556)	(68,359)

Cash flows from financing activities
Repayment of long-term loans and finance lease obligations	(17,819)	(201)	(252)	(14,928)	(4,410)	(4,819)
Repayment of Debentures	(4,668)	-	-	-	(4,532)	(4,952)
Proceeds from options	-	-	-	-	19	21
Sale of shares in subsidiaries to non-controlling interests	-	-	(126)	-	13,936	15,229
Acquisition of shares in subsidiaries from non-controlling interests	-	-	(2,961)	-	(2,961)	(3,236)
Issuance of ordinary shares	-	-	7,807	-	7,807	8,531
Proceeds from issuance of Debentures, net	-	-	22,317	-	22,317	24,387
Proceeds from long term loans, net	34,745	14	192	34,515	59,086	64,567
Net cash provided by (used in) financing activities	12,258	(187)	26,977	19,587	91,262	99,728

Effect of exchange rate fluctuations on cash and cash equivalents	(133)	(73)	951	(177)	896	979
Increase in cash and cash equivalents	12,920	1,776	15,273	23,424	33,926	37,073
Cash and cash equivalents at the beginning of the period	23,962	45,610	55,535	23,962	36,882	40,303
Cash and cash equivalents at the end of the period	36,882	47,386	70,808	47,386	70,808	77,376

* Convenience translation into US$ (exchange rate as at September 30, 2019: euro 1 = US$ 1.093)

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Net Profit (Loss) to EBITDA (in thousands)

	For the year ended December 31,	For the three months ended September 30,		For the nine months ended September 30,		For the nine months ended September 30,
	2018	2018	2019	2018	2019	2019
	Unaudited
	€ in thousands					Convenience Translation into US$*
Net Profit (loss) for the period	604	1,016	598	(118)	(3,800)	(4,152)
Financing expenses, net	2,091	919	1,485	1,835	4,612	5,040
Taxes on income	215	302	399	120	913	998
Depreciation	5,816	1,597	1,671	4,364	4,714	5,151
EBITDA	8,726	3,834	4,153	6,201	6,439	7,037

* Convenience translation into US$ (exchange rate as at September 30, 2019: euro 1 = US$ 1.093)

Information for the Company’s Debenture Holders

Pursuant to the Deeds of Trust governing the Company’s Series A, B and C Debentures (together, the “Debentures”), the Company is required to maintain certain financial covenants. For more information, see Item 5.B of the Company’s Annual Report on Form 20-F and “Liquidity and Capital Resources” under Exhibit 99.3 of a Form 6-K submitted to the Securities and Exchange Commission on September 25, 2019.

Net Financial Debt

As of September 30, 2019, the Company’s Net Financial Debt (as such term is defined in the Deeds of Trust of the Company’s Debentures) was approximately €43.8 million (consisting of approximately €135.4 million of short-term and long-term debt from banks and other interest bearing financial obligations and approximately €76.5 million in connection with the Series A Debentures issuances (in January and September 2014), the Series B Debentures issuance (in March 2017) and the Series C Debentures issuance (in July 2019), net of approximately €79.7 million of cash and cash equivalents, short-term deposits and marketable securities and net of approximately €88.7 million of project finance and related hedging transactions of the Company’s subsidiaries).

Information for the Company’s Series B Debenture Holders

The following is an internal pro forma consolidated statement of financial position of the Company as at September 30, 2019. This information is required under the Series B Deed of Trust in connection with the adoption of IFRS 16 “Leases” by the Company and provides the consolidated statement of financial position of the Company as of the date set forth below after elimination of the effects of adoption of IFRS 16. Based on the pro forma statement of financial position, the ratio of the Company’s equity (which the Company calculated in line with the definition of Balance Sheet Equity in the Series B Deed of Trust)  to balance sheet as at June 30, 2019 was 29.2%, triggering a right of the holders of our Series B Debentures to an increase in the annual interest rate applicable to the Series B Debentures of 0.5% until such time as we publish financial results reflecting an increase in such ratio to a minimum of 30%. Based on the pro forma statement of financial position, the ratio of the Company’s equity, as set forth above, to balance sheet as of September 30, 2019 was 31.6%, triggering a decrease in the annual interest rate applicable to the Series B Debentures of 0.5% to its original rate of 3.69%. The Company will provide further information concerning the updated interest rate in a Form 6-K to be furnished to the Securities and Exchange Commission.

Unaudited Internal Pro Forma Statement of Financial Position

September 30,
2019
Unaudited
Pro Forma € in thousands
Assets
Current assets
Cash and cash equivalents	70,808
Marketable securities	2,303
Short term deposits	6,570
Restricted cash and marketable securities	15
Receivable from concession project	1,498
Financial assets	1,445
Trade and other receivables	10,239
92,878
Non-current assets
Investment in equity accounted investee	33,391
Advances on account of investments	900
Receivable from concession project	27,891
Fixed assets	138,574
Right-of-use asset	-
Intangible asset	5,231
Restricted cash and deposits	11,226
Deferred tax	1,423
Long term receivables	1,674
Derivatives	23,966
244,276
Total assets	337,154

Liabilities and Equity
Current liabilities
Current maturities of long term loans	7,051
Debentures	9,963
Trade payables	2,540
Other payables	4,382
23,936
Non-current liabilities
Lease liability	-
Long-term loans	118,262
Debentures	66,495
Deferred tax	9,430
Other long-term liabilities	27
Derivatives	12,437
206,651
Total liabilities	230,587

Equity
Share capital	21,998
Share premium	64,155
Treasury shares	(1,736)
Transaction reserve with non-controlling Interests	6,106
Reserves	9,569
Accumulated deficit	(828)
Total equity attributed to shareholders of the Company	99,264
Non-Controlling Interest	7,303
Total equity	106,567
Total liabilities and equity	337,154

Information for the Company’s Series C Debenture Holders

The Deed of Trust governing the Company’s Series C Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for two consecutive quarters is a cause for immediate repayment. As of September 30, 2019, the Company was in compliance with the financial covenants set forth in the Series C Deed of Trust as follows: (i) the Company’s shareholders’ equity was €106.5 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s consolidated shareholders’ equity plus the Net Financial Debt was 29% and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA(1) was 3.7.

_____________________________
(1) The term “Adjusted EBITDA” is defined in the Series C Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef project, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments. The Series C Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series C Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

The following is a reconciliation between the Company’s net profit (loss) and the Adjusted EBITDA for the four-quarter period ended September 30, 2019:

For the four quarter period ended September 30, 2019
Unaudited
€ in thousands
Net loss for the period	(3,078)
Financing expenses, net	4,868
Taxes on income	1,008
Depreciation	6,166
Adjustment to revenues of the Talmei Yosef project due to calculation based on the fixed asset model	2,883
Share-based payments	4
Adjusted EBITDA as defined the Series C Deed of Trust	11,851